UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           Schedule 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No.      )*


                        DIVERSA CORPORATION
     _______________________________________________________
                         (Name of Issuer)


                           COMMON STOCK
     _______________________________________________________
                  (Title of Class of Securities)

                              255064107
     _______________________________________________________
                          (CUSIP Number)

                         Henry H. Hopkins
                  T. Rowe Price Associates, Inc.
                100 East Pratt Street - 8th Floor
                    Baltimore, Maryland 21202
                           410-345-6640
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           March 12, 2007
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 255064107
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   NOT APPLICABLE
     (b)   NOT APPLICABLE


3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*

     OTHER

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER            1,236,938
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER     3,425,138
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,425,138

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%

14   TYPE OF REPORTING PERSON*

     1A
                *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.   Security and Issuer.

           This Statement relates to shares of common stock  (the
"Common  Stock")of  Diversa  Corporation  (the  "Issuer").    The
Issuer's  principal  executive  offices  are  located   at   4955
Directors Place, San Diego, CA. 92121.

Item 2.   Identity and Background.

          (a) - (c), (f) This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the "Adviser"), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies (the "Funds") registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the "Accounts").

          Attached as Schedule A hereto and incorporated herein by reference is a table setting forth officers and directors of the Adviser and the business address, principal occupation and citizenship of each such person. The Adviser is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a public corporation.

          (d) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

            The 3,425,138 shares of Common Stock heretofore acquired on behalf of Funds and Accounts managed by the Adviser on a discretionary basis were acquired for the aggregate purchase price of $31,920,180.24 including brokerage commissions, using the cash reserves of the respective Funds and Accounts.


Item 4.   Purpose of the Transaction.

      On behalf of the Funds and the Accounts, the Adviser acquired and continues to hold the shares of Common Stock for investment purposes. However, in order to protect the best interests of the Funds and Accounts, the Adviser may consider alternative courses of action which may be available in light of the Issuer's recent announcement that it had entered into an Agreement and Plan of Merger and Reorganization ("Proposed Transaction") with Celunol Corporation ("Celunol").

      Accordingly, the Adviser intends to communicate with the Issuer's Board of Directors, management, other shareholders, or any other interested persons to oppose the Proposed Transaction and determine what alternative courses of action may better serve the interests of the Funds and Accounts. To that end, on March 12, 2007, the Adviser sent a letter (attached as Exhibit 1) to the Board of Directors of the Issuer expressing its dissatisfaction with the Proposed Transaction and outlining the reasons why the Adviser was opposed to it. The letter urges the Board to reconsider its approval of the Proposed Transaction and states that the Adviser will not vote in favor of the Proposed Transaction as, in its view, "the merger would create unacceptable and unjustifiable financial, technological and execution risk for Diversa shareholders."

       Except  as  specifically  set forth  herein,  neither  the
Adviser nor any of the persons listed on Schedule A has any present plans or proposals which relate or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D. Adviser intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer, the press and other relevant parties concerning the Proposed Transaction and potentially concerning other matters with respect to the Adviser's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the status of the Proposed Transaction and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, the market price of the Shares, the availability of other investment opportunities, conditions in the securities market and general economic and industry conditions, the Adviser may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares, selling some or all of the Shares, or changing its intentions with respect to any and all matters referred to in
Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) The Adviser has investment discretion with respect to each of the Accounts and the Funds and the investment decisions with respect to each Account or Fund are made separately. By virtue of its authority to dispose or direct the disposition of the shares of Common Stock owned by or on behalf of the Accounts and Funds, the Adviser may be deemed to beneficially own, within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, all such shares, or an aggregate of 3,425,138 shares or 7.1% of the shares of Common Stock outstanding (see paragraph (b) of this Item 5). Each Account and Fund may terminate the grant of discretionary authority to the Adviser at any time. As of the date hereof, an aggregate of 506,938 shares of Common Stock of the 48,237,000 shares of Common Stock issued and outstanding as of February 12, 2007 (according to the Agreement and Plan of Merger and Reorganization filed with the Issuer's Form 8-K on that date) are held by private Accounts managed by the Adviser. Three Funds managed and serviced by the Adviser and its affiliates (the "Adviser-sponsored Funds") hold 2,108,200 shares of Common Stock, and the remaining 810,000 shares of Common Stock are held by six Funds sponsored by other financial institutions that have appointed the Adviser as subadviser (the "Subadvised Funds").

          (b) The Adviser has sole power to vote or direct the vote of Accounts and Subadvised Funds holding an aggregate of 1,236,938 shares of Common Stock. Each Adviser-sponsored Fund votes or directs the vote of the shares of Common Stock owned by it and the Adviser has no authority to vote any such shares; but the personnel making the decision with respect to the voting of shares owned by each Fund are also officers or employees of the Adviser.

As discretionary adviser to the Accounts and the Funds, the Adviser has the authority to dispose or to direct the disposition of all shares of Common Stock in the portfolio of each such Account or Fund. Such authority is subject, in the case of both the Accounts and the Funds, to each client's right to terminate the advisory relationship and revoke the discretionary authority, and, in the case of the Funds, to the general supervision of each Fund's Board of Directors or Trustees.

          (c) The transactions executed within the last 60 days are shown below, along with the trade date, number of shares, and the price per share.

     Trans Code  Number of Shares   Price per Share    Trade Date

          S             10,000          $11.152        01/16/2007
          S              5,500           10.712        01/17/2007
          S              9,000           10.001        01/30/2007
          S                300           10.427        02/02/2007
          S              3,700           10.334        02/07/2007
          S            181,830           10.881        02/12/2007
          S            190,170            9.949        02/13/2007
          S                300            8.550        02/16/2007
          S              2,700            7.493        02/28/2007

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network.

          (d) The Adviser does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Account's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common Stock is vested in each Account.

          With respect to the shares of Common Stock owned by the Funds, the Funds' custodians, as appointed by the Funds' Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares on behalf of the Funds. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to Be Filed as Exhibits.

           1.   Letter  dated  March 12, 2007  to  the  Board  of
Directors of Diversa Corporation.




                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Dated:  March 12, 2007


        T. ROWE PRICE ASSOCIATES, INC.



        By:  /s/ John R. Gilner
             John R. Gilner, Vice President
             and Chief Compliance Officer









                            SCHEDULE A


DIRECTORS AND OFFICERS - T. ROWE PRICE ASSOCIATES, INC.

Listed below are the directors of T. Rowe Price Associates, Inc.(with their respective officerships noted), all of whom are citizens of the U.S.A. The principal occupation of each of the directors is as an employee of T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.



James A.C. Kennedy, Director & President

Edward C. Bernard, Director & Vice President

Mary J. Miller, Director & Vice President

Brian C. Rogers, Director & Chief Investment Officer


Listed below is a director of T. Rowe Price Associates, Inc. who is a citizen of England. The principal occupation of said director is as an employee of T. Rowe Price Associates, Inc. and his business address is 60 Queen Victoria Street, London, EC4N4TZ
England.

            David J. L. Warren, Director

Listed below are certain other officers of T. Rowe Price Associates, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the officers is as an employee of
T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.

     Kenneth V. Moreland, Chief Financial Officer

     John R. Gilner, Chief Compliance Officer

     Joseph Paul Croteau, Treasurer & Controller

     Barbara A. Van Horn, Secretary

     In addition, approximately 325 employees of T. Rowe Price
Associates, Inc. are Vice Presidents of the firm.


March 12, 2007

12 March 2007


Edward T. Shonsey
Chief Executive Officer
James H. Cavanaugh, Ph.D.
Chairman of the Board
Peter Johnson
Fernand Kaufmann, Ph.D.
Mark Leschly
Melvin I. Simon, Ph.D.
Cheryl Wenzinger
Diversa Corporation
4955 Directors Place
San Diego, CA 92121

Dear Mr. Shonsey, Dr. Cavanaugh, and Members of the Board of
Directors:

We are writing on behalf of our advisory clients, who are shareholders of Diversa Corporation, to express our opposition to the proposed merger with Celunol. T. Rowe Price Associates, Inc. ("T. Rowe Price") is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, with discretionary authority over the securities holdings of our clients, including the T. Rowe Price mutual funds. As of December 31, 2006, our mutual funds and other clients held over 3.8 million shares, representing
approximately 7.9% of Diversa's outstanding common stock.   From
the investment perspective of our advisory clients, we oppose the merger and wish to share with you the reasons we intend to vote against it:

1. Over the past year, Diversa has successfully reorganized and focused its efforts. We believe the improved stock performance of the company reflects the market's appreciation of the revenue and profit potential of the new strategy. In our view, the proposed merger is an unwarranted change to Diversa's sound business model.

2. We believe the merger would give Celunol's management and shareholders a disproportionate share of the combined company.

3. We consider the industry to be insufficiently mature to merit the decision to make a binary bet on becoming a vertically integrated cellulosic ethanol company. Furthermore, we are unconvinced that Celunol will prove to be a winning player in this market. Abandoning a well-functioning business plan in favor of the financial, technological, and execution risk that could result from a merger with Celunol, in our view, would not be in the best interests of Diversa shareholders.



4. As a leading enzyme discovery and optimization company, Diversa's technology may be applied throughout the cellulosic ethanol industry, generating potentially higher returns and lower risk than would come from tying its fate to a single, small, unproven company like Celunol.

As the chart below reflects, Diversa's management created shareholder value by reorganizing and focusing the company's efforts on alternative energy, specialized industrial processes, and health and nutrition. Progress in these efforts has supported management's guidance of profitability in 2008, driven by $80-$100 million in product revenue. Subsequent to announcing the proposed merger with Celunol, Diversa's stock has declined materially.



We believe the merger would create unacceptable and unjustifiable financial, technological, and execution risk for Diversa shareholders. Just as its reorganization and reprioritization was creating shareholder value, the merger has the potential to change Diversa from a company on the verge of profitability to one that would require a substantial cash infusion to finance operations. Celunol is a small company with limited resources; it has yet to prove it can scale its manufacturing and produce ethanol from biomass in a manner that is economically viable. Celunol's CEO and CFO, who would assume leadership of the merged entity, have no apparent experience in biomass conversion, ethanol production, or industrial biotechnology. Yet they are assuming management responsibility - and Celunol shareholders will receive 24% of the equity - of a company that has used over $320 million of its shareholder capital to create an intellectual property estate of over 250 issued patents, over 500 patents pending, and over 100 in-licensed patents and patent applications.



The proposed merger, in our opinion, is premature, unnecessary, and speculative in its reliance on unproven technology and a management team with minimal experience with Diversa's science. As a leader in enzyme discovery and optimization, Diversa's technology has the potential for widespread application throughout the fledgling cellulosic ethanol industry. Diversa has no need to tie its fate to a single company, let alone one with the risk characteristics of Celunol. In our view, it would be in its shareholders' better interests for Diversa to remain diversified and work with multiple parties attempting to convert biomass into ethanol. As opposed to potentially increasing its cash burn to $75 million, selling equity or debt to finance operations, and assuming $125 million of capital expense for each 25 million gallon ethanol plant, we believe Diversa should utilize a strategy of licensing and partnership, not vertical integration.

For the reasons outlined and explained above we oppose Diversa's proposed merger with Celunol and we intend vote against it. We urge the board to reconsider its decision.

We would welcome the opportunity to meet with you to discuss our concerns.

Respectfully submitted,



Preston G. Athey



Hugh M. Evans III



John H. Laporte



Jay S. Markowitz